802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Offering Statement on Form 1-A of our audit report dated April 15, 2019, with respect to the consolidated balance sheets of Clean Energy Technologies, Inc. as of December 31, 2018 and December 31, 2017, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about Clean Energy Technologies, Inc.’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Offering Statement

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
December 17, 2019